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October 22, 2007

VIA EDGAR

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:      COST-U-LESS, INC.
         PROXY STATEMENT ON SCHEDULE 14A, AMENDMENT NO. 1
         FILED SEPTEMBER 19, 2007
         FILE NO. 000-24543


Dear Mr. Owings:

     We are writing on behalf of our client, Cost-U-Less, Inc., in response to the Commission Staff's comment letter, dated October 17, 2007, with respect to Cost-U-Less's proxy statement on Schedule 14A filed with the Commission on September 19, 2007. Cost-U-Less is filing concurrently herewith via EDGAR Amendment No. 1 to the proxy statement on Schedule 14A ("Amendment No. 1"). The italicized paragraphs below restate the numbered paragraphs in the Staff's comment letter, and the discussion set out below each such paragraph is Cost-U-Less's response to the Staff's comment.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY, PAGE 35

     1. In the second paragraph of this section, you state that "you should not rely on the representations and warranties contained in the merger agreement as statements of factual information." Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

     In response to the Staff's comment, Cost-U-Less has revised the disclosure on page 35 of Amendment No. 1.

APPENDIX B

     2. We note your disclosure in the third paragraph on page B-2 that the "opinion expressed herein is provided solely for the information of the Board of Directors of Cost-U-Less in its evaluation of the proposed Purchase and may not be relied upon by any third party or used for any other purpose." Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, please disclose the basis for Cascadia Capital's belief that shareholders cannot rely upon the opinion to support any claims against Cascadia Capital arising under applicable state law. Please describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, please disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also please disclose that resolution of the question, of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors


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          under applicable state law. Further please disclose that the availability of such a state-law defense to Cascadia Capital would have no effect on the rights and responsibilities of either Cascadia Capital or the board of directors under the federal securities laws.

     In response to the Staff's comment, Cascadia Capital has revised the text of its opinion, and page B-2 of Amendment No. 1 has been revised accordingly.

     Cost-U-Less acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its proxy statement, and that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing. Cost-U-Less further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at
(206) 839-4824. Thank you very much for your assistance.

Very truly yours,

DLA PIPER US LLP

/s/ Michael Hutchings

Michael Hutchings
Partner

Admitted to practice in Washington


cc:      Indira Lall
         Ellie Quarles
         J. Jeffrey Meder (Cost-U-Less, Inc.)
         Martin Moore (Cost-U-Less, Inc.)
         Heidi Drivdahl
         Teresa Sumearll